Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

2845 Bristol Circle

Oakville, ON L6H 7H7

January 29, 2014

VIA SEDAR

Ontario Securities Commission, as Principal Regulator

Dear Sirs/Mesdames:

RE:	Algonquin Power & Utilities Corp.
Re:	Preliminary Short Form Base Shelf Prospectus
re:	Qualification Certificate

In connection with the filing of a preliminary short form base shelf prospectus of Algonquin Power & Utilities Corp. (the “Filer”) dated January 29, 2014, and in accordance with clause 4.1(a)(ii) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and clause 2.2(1) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”), the Filer hereby:

(A)	advises that it is qualified to file a prospectus in the form of a short form base shelf prospectus pursuant to section 2.2 of NI 44-101 and clause 2.2(1) of NI 44- 102; and

(B)	(I)	certifies that all of the qualification criteria in section 2.2 of NI 44-101 and clause 2.2(1) of NI 44-102 have been satisfied; and

	(II)	all of the material incorporated by reference in the preliminary short form base shelf prospectus and not previously filed is being filed with the preliminary short form base shelf prospectus.

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Yours truly,

ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) “David Bronicheski”
Name:	David Bronicheski
Title:	Chief Financial Officer